

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2017

<u>Via E-mail</u>
Barbara Riker
Chief Financial Officer
Teucrium Trading, LLC
232 Hidden Lake Road, Building A
Brattleboro, Vermont 05301

   Re: Teucrium Commodity Trust
     Registration Statement on Form S-1
     Filed April 11, 2017
     File No. 333-217248

Dear Ms. Riker:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact me at 202-551-3758 with any questions.

         Sincerely,

         /s/ Sandra B. Hunter

         Sandra B. Hunter
         Staff Attorney

cc: Tom Conner
   Reed Smith LLP
   Via E-mail